FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.    Confirmation to BC Securities Commissions dated Jan 19, 2005

2.    Report 51-901F Management Discussion and Analysis

3.    Report 51-01F Certificates

4.    Quarterly Financials for November 30, 2004

5.    US Dollar Financials and US Dollar MD&A for November 30, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 19, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

January 19, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

1.

Confirmation to BC Securities Commissions dated January 19, 2005

2.

Report 51-901F Management Discussion and Analysis

3.

Report 51-01F Certificates

4.

Quartely Financial Statements as at November 30, 2004

5.

US Dollar Financials and US Dollar MD&A for November 30, 2004

1360 Cliveden Avenue

Delta, BC, V3M 6K2

To:

All Applicable Commission & Exchanges

Dear Sirs:

Subject:

AMS Homecare Inc.

We confirm that the following material was sent by pre-paid mail to the registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

  Form 51-901F Quarterly Report Schedule A for the quarter ended November 30, 2004

  Form 51-901F Quarterly Report Schedules B&C for the quarter ended November 30, 2004

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours Truly,

“Rani Gill”

Rani Gill

President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President, Chairperson & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

November 30, 2004

Report Date :

January 19, 2005

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  January 19, 2005

Director Full Name :

“Harj Gill”

Date Signed : January 19, 2005

Schedule “B”

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for nine months ended November 30, 2004

a.

There were no deferred costs incurred during the nine months ended November 30, 2004

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $2,741,476 consists of the landed cost of products sold during the nine months ended November 30, 2004

2.

Related party transactions for nine months ended November 30, 2004

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the nine months ended November 30, 2004

In March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company’s common shares at a price of $0.14 per unit.  See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

4.

Securities as at November 30, 2004

See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Consolidated Statements of Shareholders’ Equity

5.

List of directors and officers as at November 30, 2004

Rani Gill, Director & President

Harj Gill, Director & CEO

Jan Karnik, Director

Amarjit S. Mann, Director

Ranjodh S. Sahota, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the November 30, 2004 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company’s unaudited interim consolidated financial statements for the nine-month periods ended November 30, 2004 and November 30, 2003.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide spectrum of safety and daily living items. These also will include disposable medical products such as medicated swabs.  In addition to product offerings, the company has entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems.  The company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the U.S.  In order to achieve these goals, the company is attempting to complete financing previously announced and negotiate additional financing.  The company trades on the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Net sales for the three months ended November 30, 2004 increased by $7,266 or 0.7% to $1,046,006 compared to the same period a year ago. Year to date net sales increased by $1,010,283 or 28.3% to $4,579,978 compared to the same period last year with the addition of new products and higher scooter sales.  Gross profit as a percentage of net sales for the three and nine months ended November 30, 2004 was 37.9% and 40.1%, respectively, compared to 38.6% and 37.6% in the same periods a year ago.  The current year-to-date margins are higher due to the change in the mix of products sold and the increase in value of the Canadian dollar.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Results of Operations (continued)

Summary of Quarterly Results (in $’000)

Quarter	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
Ended	2004	2004	2004	2004	2003	2003	2003	2003

Sales	$1,046.0	$1,573.5	$1,960.5	$ 825.2	$1,038.7	$1,271.7	$1,259.3	$ 368.5

Earnings
(loss) before
taxes	$ (136.8)	$ 41.5	$ 375.0	$ (143.5)	$ 98.3	$ 92.2	$ 208.7	$ (266.2)

EPS	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.010	$ (0.001)

Fully diluted
EPS	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001	$ (0.001)

Sales for the reporting period ended November 30, 2004 consisted of scooters, scooter accessories, daily living aids, cushions, disposables, and IER monitoring services.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  As at November 30, 2004, 84% of total company sales were comprised of scooters and scooter accessories.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.

Selling expenses as a percentage of net sales for both the three and nine months ended November 30, 2004 was 18.9% and 14.0%, respectively, compared to 12.5% and 11.0% in the same periods last year.  The overall dollar amount increased by $68,100 for the quarter and $248,950 for the year to date compared to the same periods a year ago.  Year to date advertising, and delivery costs account for 41.2% of the increase and salaries costs alone account for 52.6% of the increase.  The increased salaries costs are a result of additional staff required for the sale of products and IER monitoring services.  The year-to-date increase in delivery costs are directly related to higher volume of sales whereas year-to-date increase in advertising is a concerted effort to promote the company’s various products.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Results of Operations (continued)

General and administrative costs as a percentage of net sales for the three and nine months ended November 30, 2004 were 32.0% and 20.0%, respectively, compared to 16.9% and 15.5% in the same periods a year ago.  The overall dollar amount increased by $160,099 for the quarter and $363,389 for the year to date compared to the same periods a year ago.  Bad debts expense increased by $26,344 for the year to date due to a write-off of accounts deemed uncollectible.  Office and supplies costs increased by $31,964 year to date due to the switch to a new computer software program, new internal server, computer support costs, and donations.  Salaries and consulting costs increased by $127,398 for the year to date due to the approval of management contracts for the President and CEO in May 2004.  Public company related costs of public relations, transfer agent and regulatory and travel costs increased by $98,301 for the nine months ended November 30, 2004 compared to the same period last year as the company focuses its efforts in attracting investor interest.  Additional public company costs of translating financial statements and USA filings account for the $47,587 year to date increase in professional fees.

Earnings before income taxes decreased by $235,035 for the quarter ended November 30, 2004 to a loss of $136,752 compared to earnings of $98,283 for the same quarter last year.  Year to date earnings before income taxes decreased by $119,477 to $279,710 compared to $399,187 for the same period last year.  The majority of the year to date decrease is attributable to higher public company related costs and higher salaries.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, shareholder advances and funds obtained from the Term debt.  During the nine months ended November 30, 2004, shareholders advanced an additional $59,350 to the company. In September 2004, the company received $250,000 Term debt from the Business Development Bank of Canada (BDC).  The company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of November 30, 2004, the company was in compliance with all covenant requirements.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.  The

Company has requested a legal opinion from its legal counsel and will determine shortly if it is in the interests of the company to pursue legal action for the damage that has been caused.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Financial Condition (continued)

As at November 30, 2004, total working capital for the Company was $1,190,671 compared to $745,674 as at February 29, 2004, representing an increase of $444,997.  This increase is primarily comprised of an increase in accounts receivable and inventory coupled with an increase in current liabilities.  The increase in accounts receivable is a reflection of higher sales and the increase in inventory is a result of new products and higher inventory levels of existing products.

Year to date operating activities resulted in cash outflows of $369,278 compared to outflows of $324,813 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts.

Year to date cash flows utilized by investing activities were $62,454 compared to $5,844 for the same period in the previous year.  Of this increase, $34,562 is attributable to the first installment payment for the purchase of trademarks and patents relating to the patient monitoring technology license agreement with the University of Connecticut with the balance of $27,892 is attributable to the computer upgrade costs.

Year to date cash flows from financing activities were $431,732 compared to $330,657 for the same period last year.  These cash flows comprised of proceeds from the BDC Term debt, issuance of common shares and shareholders advances.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Risk Management (continued)

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

Subsequent Events

The following material events occurred after November 30, 2004 and are not reflected in our financial statements.

On December 3, 2004, the company announced that its U.S. subsidiary and a Canadian Pharmacy have signed a letter of intent to form a joint venture to enter the U.S. retail market with outlets that will offer traditional pharmacy products as well as AMS Homecare’s mobility and other medical products.

Bare Certificates

I, Harj Gill, Director and Chief Executive Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending November 30, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

January 19, 2005

“Harj Gill”

Director and Chief Executive Officer

Bare Certificates

I, Rani Gill, President and Chief Financial Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending November 30, 2004.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

January 19, 2005

“Rani Gill”

President and Chief Financial Officer

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2004/11/30
Date of Report:	2005/01/19

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2005/01/19

“Harj Gill”	Harj Gill	2005/01/19

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	November 30 2004	February 29 2004
Current
Receivables	$736,934	$623,701
Inventories	1,575,196	999,303
Prepaids	96,299	106,581
	2,408,429	1,729,585
Plant and equipment (Note 4)	61,831	49,580
Intangible assets (Note 5)	100,080	74,001
	$2,570,340	$1,853,166

LIABILITIES
Current
Bank demand loan (Note 6)	$910,609	$779,491
Payables and accruals	153,157	157,425
Current portion of long-term debt (Note 7)	92,792	45,795
Income taxes payable	61,200	1,200
	1,217,758	983,911

Long-Term debt (Note 7)	330,961	161,694
Due to shareholders (Note 8)	501,607	442,257
	2,050,326	1,587,862

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	110,400	75,400
Retained Earnings - Statement 2	409,614	189,904
	520,014	265,304
	$2,570,340	$1,853,166

Commitments (Note12)

Contingencies (Note 15)

Approved on behalf of the Board

“Rani Gill”, Director

“Harj Gill”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2002	43,965,558	$400	$171,612	$172,012
Issue of shares for finder’s fee	1,750,000	-	-	-
Issue of units for cash (Note 9)	250,000	25,000	-	25,000
Conversion of warrants into common shares (Note 9)	100,000	-	-	-
Issue of units for cash	333,333	50,000	-	50,000
Loss for the year		-	(237,433)	(237,433)
Balance - February 28, 2003	46,398,891	75,400	(65,821)	9,579
Earnings for the year	-	-	255,725	255,725
Balance - February 29, 2004	46,398,891	75,400	189,904	265,304
Conversion of warrants into common shares (Note 9)	250,000	35,000	-	35,000
Earnings for the period – Statement 3	-	-	219,710	219,710
Balance – November 30, 2004	46,648,891	$110,400	$409,614	$520,014

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Canadian Funds
Unaudited - Prepared by Management

	2004		2003
	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Sales	$1,046,006	$4,579,978	$1,038,740	$3,569,695
Cost of Sales	649,424	2,741,476	638,074	2,226,966
Gross Margin	396,582	1,838,502	400,666	1,342,729

Expenses
Selling
Advertising	42,560	109,133	18,765	40,791
Communication	10,018	28,181	7,557	22,751
Freight and delivery	22,839	97,025	18,933	62,761
Salaries and benefits	100,805	335,252	66,588	204,276
Stationery and supplies	3,645	10,921	1,402	11,193
Travel	18,275	62,873	16,797	52,663
	198,142	643,385	130,042	394,435
General
Bad debts	2,543	46,945	3,878	20,601
Depreciation and amortization	11,988	32,093	11,261	29,808
Insurance	10,842	36,526	225	21,044
Interest and bank charges	38,846	114,515	35,289	105,752
Occupancy	37,868	115,627	36,029	110,362
Office and supplies	19,024	55,514	9,900	23,550
Professional fees	53,139	90,098	9,675	42,511
Public relations	39,773	79,551	2,600	5,000
Salaries and consulting	114,338	304,698	59,676	177,300
Transfer agent and regulatory	3,281	22,726	6,560	13,705
Travel	3,550	17,114	-	2,385
	335,192	915,407	175,093	552,018
	533,334	1,558,792	305,135	946,453

Earnings (loss) before other income and income taxes	(136,752)	279,710	95,531	396,276
Other income	-	-	2,752	2,911
Earnings (loss) before income taxes	(136,752)	279,710	98,283	399,187
Income taxes	-	60,000	-	-
Earnings (loss) for the Period	$(136,752)	$219,710	$98,283	$399,187

Earnings per Share - Basic and Diluted	$(0.001)	$0.001	$0.001	$0.001

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2004		2003
Cash Resources Provided By (Used In)	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Operating Activities
Net earnings	$(136,752)	$219,710	$98,283	$399,187
Amortization of plant and equipment	11,988	32,093	11,261	29,808
Loss (gain) on disposal of assets	2,031	2,031	-	(1,427)
Changes in non-cash operating working capital (Note 10)	(220,903)	(623,112)	(12,272)	(752,381)
	(343,636)	(369,278)	97,272	(324,813)

Investing Activities
Acquisition of capital assets	(23,755)	(27,892)	-	-
Proceeds from sale of asset	-	-	-	17,018
Acquisition of other assets	-	(34,562)	(2,817)	(22,862)
	(23,755)	(62,454)	(2,817)	(5,844)

Financing Activities
Bank demand loan (repayment)	141,494	131,118	85,531	289,962
Advance (repayment) of term debt	238,387	216,264	(9,986)	(29,167)
Units issued for cash	-	35,000	-	-
Financing costs	(5,000)	(10,000)	-	(20,000)
Advance (repayment) from (to) shareholders	(7,490)	59,350	(170,000)	89,862
	367,391	431,732	(94,455)	330,657

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$31,687	$88,911	$29,902	$76,688

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 29, 2004.

3.

Acquisition

IER Systems

During the previous fiscal year, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$20,000
Plant and equipment	7,000
Intellectual property	3,000

Total	$30,000

These are included in the assets of the company as at February 29, 2004 and November 30, 2004.  The purchase price of these assets was $30,000 in cash and $40,000 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

4.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	30 November 2004 Net Book Value	29 February 2004 Net Book Value
Automobile	$15,867	$5,415	$10,452	$13,487
Office furniture and equipment	34,314	25,036	9,278	11,514
Warehouse equipment	21,150	18,671	2,479	3,199
Computer hardware and software	85,310	45,688	39,622	21,380
	$156,641	$94,810	$61,831	$49,580

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	30 November 2004 Net Book Value	29 February 2004 Net Book Value
Distribution rights	$50,000	$22,500	$27,500	$35,000
Trademarks and patents	52,520	9,772	42,748	12,191
Financing costs	40,000	26,084	13,916	10,666
Intellectual property	3,042	228	2,814	3,042
Product development costs	13,102	-	13,102	13,102
	$158,664	$58,584	$100,080	$74,001

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

7.  Long term debt

	November 30, 2004	February 29, 2004
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,159, due November 2007	$173,753	$207,489

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	250,000	-

	$423,753	$207,489

Less current portion	92,792	45,795

	$330,961	$161,694

The security for both of the loans include a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2005	$92,792
2006	109,577
2007	112,964
2008	50,040
2009 and thereafter	58,380

$423,753

8.    Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

9.

    Share Capital

a)

    The authorized share capital as at November 30, 2004 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $50,000 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002.

During March 2004, the company received proceeds of $35,000 from the conversion of 250,000 warrants into the company's common shares at a price of $0.14 per unit.

b)

    As at November 30, 2004, the following share options were outstanding:

Number	Exercise Price	Expire Date
2,130,000	$ 0.25	27 January 2008

On January 27, 2003, the company granted 2,130,000 incentive stock options to directors, officer and employees of the company at an exercise price of $0.25 per share expiring 27 January 2008.

c)

As at November 30, 2004, there were 21,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To November 30, 2004, 9,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000 or greater.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

9.

     Share Capital (continued)

d)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.10 per share and expires on February 28, 2006.

10.      Changes in non-cash operating working capital

	2004		2003

	Three Months Ended November 30	Nine Months Ended November 30	Three Months Ended November 30	Nine Months Ended November 30

Receivables	$283,981	$(113,233)	$36,310	$(293,549)
Inventories	(432,839)	(575,893)	17,902	(52,648)
Prepaids	(22,252)	10,282	(37,626)	(35,633)
Payables and accruals	(49,793)	(4,268)	(28,858)	(370,551)
Income taxes	-	60,000	-	-

	$(220,903)	$(623,112)	$(12,272)	$(752,381)

11.

     Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$81,076
2006	74,788
2007	74,788
2008	24,928

$255,580

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

12.

Commitments

a)

On October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $5,000,000 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange, and the BC Securities Commission.

b)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at November 30, 2004, the acquisition and the financing have not been closed.

c)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the filed of implantable sensors related to patient monitoring.  The total costs of US$125,000 for these patented technologies are payable over 5 years.

d)

On June 7, 2004, the company retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  The company can terminate these services with 30-day notice.

e)

As at November 30, 2004, the company has outstanding letters of credit for inventory in the amount of $113,190 ($84,418 - 29 February 2004).

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Canadian Funds
Unaudited - Prepared by Management

13.

Financial Instruments and Risk Management (continued)

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

14.

Economic dependence

Approximately 84% (29 February 2004 - 86%) of sales are from products provided by the company's largest supplier.

15.

Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in these financial statements.

16.

Subsequent Events

On December 3, 2004, the company announced that its U.S. subsidiary and a Canadian Pharmacy have signed a letter to form a joint venture to enter the U.S. retail market with outlets that will offer traditional pharmacy products as well as AMS Homecare’s mobility and other medical products.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President, Chairperson & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

November 30, 2004

Report Date :

January ___, 2005

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  January ___, 2005

Director Full Name :

“Harj Gill”

Date Signed : January ___, 2005

Schedule “B”

AMS Homecare Inc.

Supplementary Information

Expressed in U.S. Dollars

6.

Analysis of expenses and deferred costs for nine months ended November 30, 2004

a.

There were no deferred costs incurred during the nine months ended November 30, 2004

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $2,096,250 consists of the landed cost of products sold during the nine months ended November 30, 2004

7.

Related party transactions for nine months ended November 30, 2004

No amounts were paid to related parties outside operations in the normal course of business.

8.

Securities issued and options granted for the nine months ended November 30, 2004

In March 2004, the company received proceeds of $26,353 from the conversion of 250,000 warrants into the company’s common shares at a price of $0.10 per unit.  See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

9.

Securities as at November 30, 2004

See Note #9 of the Notes to the Interim Consolidated Financial Statements and the Consolidated Statements of Shareholders’ Equity

10.

List of directors and officers as at November 30, 2004

Rani Gill, Director & President

Harj Gill, Director & CEO

Jan Karnik, Director

Amarjit S. Mann, Director

Ranjodh S. Sahota, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Expressed in U.S. Dollars

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the November 30, 2004 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company’s unaudited interim consolidated financial statements for the nine-month periods ended November 30, 2004 and November 30, 2003.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide spectrum of safety and daily living items. These also will include disposable medical products such as medicated swabs.  In addition to product offerings, the company has entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems.  The company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the U.S.  In order to achieve these goals, the company is attempting to complete financing previously announced and negotiate additional financing.  The company trades on the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Net sales for the three months ended November 30, 2004 increased by $61,753 or 8% to $841,179 compared to the same period a year ago. Year to date net sales increased by $919,617 or 35.6% to $3,502,048 compared to the same period last year with the addition of new products and higher scooter sales.  Gross profit as a percentage of net sales for the three and nine months ended November 30, 2004 was 37.9% and 40.1%, respectively, compared to 38.6% and 37.6% in the same periods a year ago.  The current year-to-date margins are higher due to the change in the mix of products sold and the increase in value of the Canadian dollar.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Expressed in U.S. Dollars

Results of Operations (continued)

Summary of Quarterly Results (in $’000)

Quarter	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
Ended	2004	2004	2004	2004	2003	2003	2003	2003

Sales	$ 841.2	$ 1,118.5	$ 1,467.9	$ 628.6	$ 779.4	$ 924.3	$ 875.4	$ 239.8

Earnings
(loss) before
taxes	$ (114.1)	$ 25.2	$ 277.9	$ (109.3)	$ 64.0	$ 95.8	$ 145.1	$ (173.2)

EPS	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.010	$ (0.001)

Fully diluted
EPS	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001	$ (0.001)

Sales for the reporting period ended November 30, 2004 consisted of scooters, scooter accessories, daily living aids, cushions, disposables, and IER monitoring services.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  As at November 30, 2004, 84% of total company sales were comprised of scooters and scooter accessories.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.

Selling expenses as a percentage of net sales for both the three and nine months ended November 30, 2004 was 18.9% and 14.0%, respectively, compared to 12.5% and 11.0% in the same periods last year.  The overall dollar amount increased by $46,108 for the quarter and $206,613 for the year to date compared to the same periods a year ago.  Year to date advertising, and delivery costs account for 41.2% of the increase and salaries costs alone account for 52.6% of the increase.  The increased salaries costs are a result of additional staff required for the sale of products and IER monitoring services.  The year-to-date increase in delivery costs are directly related to higher volume of sales whereas year-to-date increase in advertising is a concerted effort to promote the company’s various products.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Expressed in U.S. Dollars

Results of Operations (continued)

General and administrative costs as a percentage of net sales for the three and nine months ended November 30, 2004 were 32.0% and 20.0%, respectively, compared to 16.9% and 15.5% in the same periods a year ago.  The overall dollar amount increased by $138,036 for the quarter and $300,179 for the year to date compared to the same periods a year ago.  Bad debts expense increased by $20,993 for the year to date due to a write-off of accounts deemed uncollectible.  Office and supplies costs increased by $25,411 year to date due to the switch to a new computer software program, new internal server, computer support costs, and donations.  Salaries and consulting costs increased by $104,722 for the year to date due to the approval of management contracts for the President and CEO in May 2004.  Public company related costs of public relations, transfer agent and regulatory and travel costs increased by $76,034 for the nine months ended November 30, 2004 compared to the same period last year as the company focuses its efforts in attracting investor interest.  Additional public company costs of translating financial statements and USA filings account for the $38,140 year to date increase in professional fees.

Earnings before income taxes decreased by $178,175 for the quarter ended November 30, 2004 to a loss of $114,137 compared to earnings of $64,038 for the same quarter last year.  Year to date earnings before income taxes decreased by $133,160 to $168,296 compared to $301,456 for the same period last year.  The majority of the year to date decrease is attributable to higher public company related costs and higher salaries.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, shareholder advances and funds obtained from the Term debt.  During the nine months ended November 30, 2004, shareholders advanced an additional $86,710 to the company. In September 2004, the company received $209,083 Term debt from the Business Development Bank of Canada (BDC).  The company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of November 30, 2004, the company was in compliance with all covenant requirements.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.  The Company has requested a legal opinion from its legal counsel and will determine shortly if it is in the interests of the company to pursue legal action for the damage that has been caused.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Expressed in U.S. Dollars

Financial Condition (continued)

As at November 30, 2004, total working capital for the Company was $945,154 compared to $541,286 as at February 29, 2004, representing an increase of $403,868.  This increase is primarily comprised of an increase in accounts receivable and inventory coupled with an increase in current liabilities.  The increase in accounts receivable is a reflection of higher sales and the increase in inventory is a result of new products and higher inventory levels of existing products.

Year to date operating activities resulted in cash outflows of $429,948 compared to outflows of $349,368 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts.

Year to date cash flows utilized by investing activities were $48,599 compared to $5,209 for the same period in the previous year.  Of this increase, $26,420 is attributable to the first installment payment for the purchase of trademarks and patents relating to the patient monitoring technology license agreement with the University of Connecticut with the balance of $22,179 is attributable to the computer upgrade costs.

Year to date cash flows from financing activities were $478,547 compared to $354,577 for the same period last year.  These cash flows comprised of proceeds from the BDC Term debt, issuance of common shares and shareholders advances.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Nine Months ended November 30, 2004

Expressed in U.S. Dollars

Risk Management (continued)

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

Subsequent Events

The following material events occurred after November 30, 2004 and are not reflected in our financial statements.

On December 3, 2004, the company announced that its U.S. subsidiary and a Canadian Pharmacy have signed a letter of intent to form a joint venture to enter the U.S. retail market with outlets that will offer traditional pharmacy products as well as AMS Homecare’s mobility and other medical products.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2004/11/30
Date of Report:	2005/01/18

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2005/01/18

“Harj Gill”	Harj Gill	2005/01/18

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004

(Expressed in US Dollars)

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Expressed in US Dollars
Unaudited - Prepared by Management

ASSETS	November 30 2004	February 29 2004
Current
Receivables	$616,320	$469,336
Inventories	1,266,744	732,144
Prepaids	80,538	80,202
	1,963,602	1,281,682
Plant and equipment (Note 4)	46,042	34,893
Intangible assets (Note 5)	70,298	48,838
	$2,079,942	$1,365,413

LIABILITIES
Current
Bank demand loan (Note 6)	$761,570	$586,569
Payables and accruals	128,090	118,463
Current portion of long-term debt (Note 7)	77,605	34,461
Income taxes payable	51,183	903
	1,018,448	740,396

Long-Term debt (Note 7)	276,793	121,675
Due to shareholders (Note 8)	419,509	332,799
	1,714,750	1,194,870

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	74,274	47,921
Retained Earnings - Statement 2	290,918	122,622
	365,192	170,543
	$2,079,942	$1,365,413

Commitments (Note12)

Contingencies (Note 15)

Approved on behalf of the Board

“Rani Gill”, Director

“Harj Gill”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Expressed in US Dollars
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2002	43,965,558	$265	$120,218	$120,483
Issue of shares for finder’s fee	1,750,000	-	-	-
Issue of units for cash (Note 9)	250,000	15,756	-	15,756
Conversion of warrants into common shares (Note 9)	100,000	-	-	-
Issue of units for cash	333,333	31,900	-	31,900
Loss for the year		-	(179,884)	(179,884)
Balance - February 28, 2003	46,398,891	47,921	(59,666)	(11,745)
Earnings for the year	-	-	182,288	182,288
Balance - February 29, 2004	46,398,891	47,921	122,622	170,543
Conversion of warrants into common shares (Note 9)	250,000	26,353	-	26,353
Earnings for the period – Statement 3	-	-	168,296	168,296
Balance – November 30, 2004	46,648,891	$74,274	$290,918	$365,192

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Expressed in US Dollars
Unaudited - Prepared by Management

	2004		2003
	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November

Sales	$841,179	$3,502,048	$779,426	$2,582,431
Cost of Sales	522,255	2,096,250	478,783	1,611,058
Gross Margin	318,924	1,405,798	300,643	971,373

Expenses
Selling
Advertising	34,226	83,448	14,080	29,510
Communication	8,056	21,548	5,670	16,459
Freight and delivery	18,367	74,189	14,206	45,403
Salaries and benefits	81,066	256,348	49,966	147,780
Stationery and supplies	2,931	8,352	1,052	8,097
Travel	14,696	48,075	12,604	38,098
	159,342	491,960	97,578	285,347
General
Bad debts	2,045	35,896	2,910	14,903
Depreciation and amortization	8,560	22,414	7,507	19,873
Insurance	8,719	27,929	169	15,224
Interest and bank charges	31,239	87,563	26,479	76,504
Occupancy	30,453	88,413	27,035	79,839
Office and supplies	15,299	42,448	7,429	17,037
Professional fees	42,733	68,894	7,260	30,754
Public relations	31,985	60,828	1,951	3,617
Salaries and consulting	91,949	232,986	44,778	128,264
Transfer agent and regulatory	2,639	17,377	4,922	9,915
Travel	2,855	13,086	-	1,725
	268,476	697,834	130,440	397,655
	427,818	1,189,794	228,018	683,002

Earnings (loss) before other income (expense) and income taxes	(108,894)	216,004	72,625	288,371
Foreign translation gains (loss)	(5,243)	3,475	(10,652)	10,979
Other income (expenses)	-	-	2,065	2,106
Earnings (loss) before income taxes	(114,137)	219,479	64,038	301,456
Income taxes	-	(51,183)	-	-
Earnings (loss) for the Period	$(114,137)	$168,296	$64,038	$301,456

Earnings (loss) per Share - Basic and Diluted	$(0.0025)	$0.0036	$0.0014	$0.0065

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Expressed in US Dollars
Unaudited - Prepared by Management

	2004		2003
Cash Resources Provided By (Used In)	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Operating Activities
Net earnings (loss)	$(114,137)	$168,296	$64,038	$301,456
Amortization of plant and equipment	8,560	22,414	7,507	19,873
Loss (gain) on sale of assets	1,354	1,354	-	(950)
Changes in non-cash operating working capital (Note 10)	(292,510)	(622,013)	(62,754)	(669,747)
	(396,733)	(429,949)	8,791	(349,368)

Investing Activities
Acquisition of capital assets	(19,104)	(22,178)	(1,880)	(17,039)
Proceeds from sale of asset	-	-	-	11,830
Acquisition of other assets	-	(26,420)	-	-
	(19,104)	(48,598)	(1,880)	(5,209)

Financing Activities
Increase (repayment) of bank demand loan	175,309	175,001	92,502	261,591
Increase (repayment) of term debt	213,101	198,262	2,623	3,526
Units issued for cash	-	26,353	-	-
Financing costs	(4,021)	(7,779)	-	(14,458)
Advances from shareholders	31,448	86,710	(102,036)	103,918
	415,837	478,547	(6,911)	354,577

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$25,482	$67,985	$22,437	$55,478

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 29, 2004.

3.

Acquisition

IER Systems

During the previous fiscal year, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$15,050
Plant and equipment	5,268
Intellectual property	2,257

Total	$22,575

These are included in the assets of the company as at February 29, 2004 and November 30, 2004.  The purchase price of these assets was $22,575 in cash and $29,032 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

4.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	30 November 2004 Net Book Value	29 February 2004 Net Book Value
Automobile	$10,889	$3,715	$7,174	$9,255
Office furniture and equipment	23,169	16,693	6,476	7,875
Warehouse equipment	14,100	12,447	1,653	2,133
Computer hardware and software	61,840	31,101	30,739	15,630
	$109,998	$63,956	$46,042	$34,893

5.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	30 November 2004 Net Book Value	29 February 2004 Net Book Value
Distribution rights	$32,658	$14,696	$17,962	$22,860
Trademarks and patents	38,314	6,687	31,627	8,167
Financing costs	28,600	18,450	10,150	7,076
Intellectual property	2,346	176	2,170	2,346
Product development costs	8,389	-	8,389	8,389
	$110,307	$40,009	$70,298	$48,838

6.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,463,578.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

7.

Long term debt

	November 30, 2004	February 29, 2004
Loan of $209,083, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $5,151 due November 2007	$145,315	$156,136
Loan of $209,083, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,320 on February 4, 2005, followed by 59 consecutive monthly instalments of $3,487 commencing on March 3, 2005, with the final payment on January 3, 2010	209,083	-
	$354,398	$156,136
Less current portion	77,605	34,461

	$276,793	$121,675

The security for both of the loans include a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the long term debt are as follows:

2005	$77,605
2006	91,643
2007	94,475
2008	41,850
2009 and thereafter	48,825

$354,398

8.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

9.

Share Capital

a)

The authorized share capital as at November 30, 2004 is as follows:

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

9.

Share Capital (continued)

During March 2002, the company completed a 250,000 unit private placement that raised gross proceeds of $15,756.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.10 per unit.

During April 2002, 100,000 special warrants were converted into the company's common shares. These special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

During August 2002, the company received proceeds of $31,900 for the issuance of 333,333 shares to the vendor of AMS Canada.  These shares were issued in October 2002.

During March 2004, the company received proceeds of $26,353 from the conversion of 250,000 warrants into the company's common shares at a price of $0.10 per unit.

b)

    As at 30 November 2004, the following share options were outstanding:

Number	Exercise Price	Expire Date
2,130,000	$ 0.16	27 January 2008

On January 27, 2003, the company granted 2,130,000 incentive stock options to directors, officer and employees of the company at an exercise price of $0.16 per share expiring 27 January 2008.

d)

As at November 30, 2004, there were 24,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To November 30, 2004, 6,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance in the event that the company’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $627,247 or greater.  In the event EBITDA for these two fiscal years is less than $627,247 but not less than $564,523, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $564,523, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

e)

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.06 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

10.

Changes in non-cash operating working capital

	2004		2003
	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November

Receivables	$161,876	$(146,984)	$(3,973)	$(261,359)
Inventories	(408,216)	(534,600)	(8,809)	(134,593)
Prepaids	(24,095)	(336)	(30,763)	(32,042)
Payables and accruals	(26,609)	9,627	(19,209)	(241,753)
Income taxes	4,534	50,280	-	-

	$(292,510)	$(622,013)	$(62,754)	$(669,747)

11.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$67,806
2006	62,547
2007	62,547
2008	20,848

$213,748

12.

Commitments

f)

On October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership ("LP") pursuant to which the LP has committed to purchase up to $4,171,185 of the company's common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company's common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange, and the BC Securities Commission.

g)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at November 30, 2004, the acquisition and the financing have not been closed.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

12.

Commitments (continued)

h)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the filed of implantable sensors related to patient monitoring.  The total costs of US$125,000 for these patented technologies are payable over 5 years.

i)

On June 7, 2004, the company retained the services of Investor Relations Company to implement a full investor relations program in the United States for a monthly fee of US$3,500 plus expenses.  The company can terminate these services with 30-day notice.

j)

As at November 30, 2004, the company has outstanding letters of credit for inventory in the amount of $94,664 ($63,525 - 29 February 2004).

13.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2004
Expressed in US Dollars
Unaudited - Prepared by Management

13.

Financial Instruments and Risk Management (continued)

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

14.

Economic dependence

Approximately 84% (29 February 2004 - 86%) of sales are from products provided by the company's largest supplier.

15.

Contingencies

A former employee is currently seeking a claim against the company for $209,083 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in these financial statements.

16.

Subsequent Events

On December 3, 2004 the company announced that its U.S. subsidiary and a Canadian Pharmacy have signed a letter to form a joint venture to enter the U.S. retail market with outlets that will offer traditional pharmacy products as well as AMS Homecare’s mobility and other medical products.